Mail Stop 6010

August 26, 2008

Bruce Ledesma
Corporate Secretary
SunPower Corporation
3939 North First Street
San Jose, CA 95134

> **Re:** **SunPower Corporation**
> **Preliminary Information Statement**
> **Filed August 12, 2008**
> **File No. 0-51593**

Dear Mr. Ledesma:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. It appears that the Class B common stock to be spun off will have different terms and be a different security than the Class B common stock that Cypress Semiconductor has held for at least two years, given the amendments to the certificate of incorporation to, among other things, (1) eliminate the ability of holders of shares of Class B common stock to convert the Class B common shares into shares of your Class A common stock, and (2) restrict the voting power of a holder of more than 15% of your outstanding shares of Class B common stock with respect to the election or removal of directors. It also appears that the spin off of the new security should be registered. Please file a registration statement, or provide us with your analysis as to why you believe you do not have to register the spin-off under the Securities Act. Please consider Staff Legal Bulletin No.4 dated September 16, 1997.

2.   Please correct the EDGAR tag for the filing. It appears that the tag should be PRE 14C instead of PREC 14C.

Background of the Actions, page 3

3.   Please revise to disclose the business reasons Cypress is spinning off the SunPower securities at this time.

4.   Please revise to describe the reasons for adopting these anti-takeover provisions at this time.

5.   We note that the restriction on the voting power of a holder of 15% of your Class B shares was not contemplated by the ruling Cypress received from the IRS. Please revise to describe your plans if the IRS does not issue a favorable ruling on the tax effects of this provision.

Recommendation and Reasons of the Special Committee, page 5

6.   Discuss any negative consequences to SunPower shareholders as a result of these actions, including the extent to which the business relationships SunPower currently has with Cypress may change.

7.   Please expand the fourth bullet to disclose the trading market where you plan to list your Class B common stock.

Security Ownership of Certain Beneficial Owners and Management, page 12

8.   Please expand the disclosure to explain the effect on beneficial ownership following the proposed spin-off by Cypress to its stockholders of the shares of your Class B common stock. For example, we note the disclosure on page 30 of Cypress' proxy statement filed April 7, 2008 that FMR LLC beneficially owns 24.7 million shares of Cypress' common stock.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director